Exhibit 99.2

FIRST AMENDMENT TO RIGHTS AGREEMENT

        FIRST AMENDMENT (this “Amendment”), dated as of October 23, 2009, between Syneron Medical Ltd., an Israeli company (the “Company”) and American Stock Transfer & Trust Company, LLC, a New York Limited Liability Trust Company (the “Rights Agent”).

        WHEREAS, the Company and the Rights Agent entered into a Rights Agreement, dated as of November 11, 2008 (the “Rights Agreement”);

        WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may from time to time supplement or amend the Rights Agreement in accordance with the provisions of such Section;

        WHEREAS, a holder of a Right is currently entitled to purchase two (2) Ordinary Shares, at the price of $0.01 per share; and

        WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and its shareholders to (i) amend the Rights Agreement to modify the number of shares for which the holder of a Right is entitled to purchase, to provide that a holder of a Right shall be entitled to purchase one and a quarter (1.25) Ordinary Shares, at the price of $0.01 per share and (ii) amend the Rights Agreement to extend its term until November 30, 2010.

        NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

        Section 1. Definitions. Capitalized terms used herein without definition shall have the meanings specified in the Rights Agreement.

        Section 2. Amendments. The Rights Agreement shall be amended as follows:

        (a) The reference to “two (2)” throughout the Rights Agreement shall be deleted and the words “one and a quarter (1.25)” shall be inserted in lieu thereof. The amendment to the Rights Agreement pursuant to this Section 2(a) shall become effective immediately upon the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of September 8, 2009, among the Company, Syneron Acquisition Sub, Inc. and Candela Corporation.

        (b) The definition of Final Expiration Date in Section 7(a) is hereby amended by deleting the words and numbers “November 9, 2009” and inserting in lieu thereof the words and numbers “November 30, 2010”.

        (c) The Form of Right Certificate included as Exhibit A to the Rights Agreement and the Summary of Rights to Purchase Ordinary Shares included as Exhibit B to the Rights Agreement are hereby amended to reflect the amendments to the Rights Agreement reflected in Section 2(a) and (b).

        Section 3. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Israel and for all purposes shall be governed and construed in accordance with the laws of the State of Israel.

        Section 4. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

        Section 5. Ratification. Except as expressly provided herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and confirmed in all respects and shall continue in full force and effect.

[Signatures Page Follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the day and year first above written.

SYNERON MEDICAL LTD.

By:	/s/ Louis Scafuri ——————————————	By:	/s/ Fabian Tenenbaum ——————————————
	Name: Louis Scafuri		Name: Fabian Tenenbaum
	Title: Chief Executive Officer		Title: Chief Financial Officer

AMERICAN STOCK TRANSFER &
TRUST COMPANY, LLC

By:	/s/ Herbert J. Lemmer ——————————————
Name: Herbert J. Lemmer
Title: Vice President